EXHIBIT 12.1
AK STEEL HOLDING CORPORATION
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in millions)

	2015	2014	2013	2012	2011
Combined fixed charges:
Capitalized interest credit	$2.1	$2.7	$2.7	$2.5	$6.7
Interest factor in rent expense	5.3	4.3	3.3	3.8	3.0
Other interest and fixed charges	173.1	144.2	127.6	86.8	47.9
Preference dividends	—	—	—	—	—
Total combined fixed charges	$180.5	$151.2	$133.6	$93.1	$57.6

Earnings—pre-tax income (loss) with applicable adjustments	$(239.8)	$77.1	$93.7	$(159.0)	$(186.0)

Ratio of earnings to combined fixed charges	NM*	NM*	NM*	NM*	NM*

* In 2015, 2014, 2013, 2012 and 2011, earnings were less than combined fixed charges by $420.3, $74.1, $39.9, $252.1 and $243.6, respectively.